Richmont Mines Inc.

1 Place-Ville-Marie
Suite 2130, Montreal QC
H3B 2C6, CANADA

Tel.: (514) 397-1410
Fax: (514) 397-8620
www.richmont-mines.com

NEWS RELEASE

RICHMONT ANNOUNCES RE-STATEMENT AND RE-FILING
OF FIRST QUARTER FINANCIAL RESULTS

MONTREAL, May 23, 2006 - Richmont Mines Inc. (TSX/AMEX: RIC) announces that it has revised and re-filed its first quarter 2006 unaudited financial statements which were originally filed on May 5, 2006 with the result that the consolidated results for the three-month period ended March 31, 2006 now show net earnings of $660,447, or $0.03 per share, instead of a net loss of $1,465,085, or $0.07 per share. This revision also has the effect of improving shareholders' equity for the period by $2,145,532 and reducing future mining and income tax assets and liabilities by $593,191 and $2,738,723, respectively, as of March 31, 2006.

This revision has no impact on the net loss before other items, cash flow, cash and cash equivalents and working capital nor does it effect the December 31, 2005 audited consolidated financial statements and the previous periods.

This revision resulted from the re-evaluation of future mining and income tax assets and liabilities related to the issuance of $7,500,000 flow-through shares pursuant to a private placement financing concluded in December 2005 in respect of which the Company renounced fiscal deductions in February 2006.

Martin Rivard
President and Chief Executive Officer

Disclosure regarding forward-looking statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. You are cautioned not to place undue reliance on the forward-looking statements.

For more information, please contact:

Julie Normandeau	Telephone:	(514) 397-1410
Investor Relations	Fax:	(514) 397-8620

Trading symbol: RIC	Listings:	Toronto - Amex

Web site: www.richmont-mines.com